Exxon Mobil Corporation

Randall M. Ebner

5959 Las Colinas Boulevard

Assistant General Counsel

Irving, TX 75039-2298

972 444 1465 Telephone

972 444 1432 Facsimile

ExxonMobil

FOIA CONFIDENTIAL TREATMENT REQUEST

BY EXXON MOBIL CORPORATION

August 26, 2009

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Mail Stop 3-9

Washington, DC 20549-0405

Re:

Confidential Treatment Request of Exxon Mobil Corporation in Connection with the Response to the July 2, 2009, SEC Comment Letter

Dear Mr. Schwall:

This letter is in response to the comments included in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 2, 2009, regarding our Form 10-K for the year ended December 31, 2008.

The enclosed letter (the "Confidential Response") responds to certain comments of the Staff included in the comment letter, contains confidential business and financial information, and is submitted to the Staff on a confidential, supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  The confidential business and financial information included herein is indicated by Bates stamp numbers XOM-001 and XOM-002 on page 12 of the Confidential Response.  This letter constitutes the request by Exxon Mobil Corporation and its affiliated companies for confidential treatment of the Confidential Response.

In accordance with Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. §200.83(c)), we hereby request that the Confidential Response be afforded confidential treatment under the Freedom of Information Act.  Please promptly notify the undersigned of any request for disclosure of the Confidential Response made pursuant to the Freedom of Information Act, or otherwise, so that we may substantiate such a request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the Confidential Response) is also being delivered to the Freedom of Information Act Officer of the Commission.

Pursuant to Rule 12b-4, we hereby request that the Confidential Response be returned by registered mail to the undersigned promptly following completion of the Staff's review of the Confidential Response.

Any questions or notifications with respect to this request for confidential treatment should be directed to the undersigned at (972) 444-1465.

Very truly yours,

By:

/s/ Randall M. Ebner

--------------------------------------------

Name:

Randall M. Ebner

Title:

Assistant General Counsel

Enclosures

c:  (w/o encl.):

Freedom of Information Act Officer

Securities and Exchange Commission

Jill Davis

Jennifer O’Brien

Ronald M. Winfrey

Securities and Exchange Commission

Patrick T. Mulva